UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COX RADIO, INC.

(Name of Subject Company)

COX RADIO, INC.

(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share

(Title of Class of Securities)

224051102

(CUSIP Number of Class of Securities)

Robert F. Neil

President and Chief Executive Officer

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

(678) 645-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay M. Tannon

Frank M. Conner III

Michael P. Reed

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

(202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Cox Radio, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes hereto, this “Schedule 14D-9”) relates to the shares of Class A common stock, par value $0.33 per share, of the Company (the “Shares”). As of the close of business on March 31, 2009, there were 20,756,528 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated herein by reference. The Company’s website is www.coxradio.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), pursuant to which Media has offered to purchase all outstanding Shares not otherwise owned by Media for $3.80 net per Share in cash without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”), filed by Media and Enterprises with the Securities and Exchange Commission (the “Commission”) on March 23, 2009. The Offer will remain open from March 23, 2009 until 12:00 midnight, New York City time on April 17, 2009 (the “Offer Period”), unless extended by Media.

As of March 31, 2009, Enterprises, through Media, owned 3,591,954 Shares and 58,733,016 shares of Class B common stock, par value $0.33 per share (the “Class B Common Stock”), representing all of the issued and outstanding shares of Class B Common Stock (collectively, the “Media Shares”), representing 78.4% of the aggregate outstanding shares of the Company. Each Share is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share voting together as a single class. Each share of Class B Common Stock is convertible into one Share. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

The Offer is subject to, satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by Media or Enterprises or their respective affiliates or the directors and executive officers of the Company, Media or Enterprises (other than the two directors of the Company who constitute the Special Committee (as defined below)) immediately prior to the expiration of the Offer.

Another condition to the Offer, which may be waived by Enterprises and Media in their sole discretion, is that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Class B Common Stock held by Media into Shares on a one-for-one basis.

If, following the consummation of the Offer, Media owns at least 90% of the outstanding Shares, Media will cause the Company to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the stockholders who have not tendered their Shares into the Offer will be converted into the right to receive an amount in cash equal to the Offer Price. If the Offer is consummated and Media does not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of the Company’s Class B Common Stock held by Media would increase its ownership to 90% of the outstanding Shares, then Media will convert a sufficient number of shares of Class B Common Stock into Shares to reach the 90% threshold and promptly thereafter consummate a short-form merger under Delaware law.

Based on the number of Media Shares owned by Media on March 31, 2009, approximately 8,418,853 Shares need to be tendered for the non-waivable majority of the minority condition to be satisfied, and approximately 8,888,750 Shares need to be tendered for Media to own at least 90% of the aggregate outstanding Shares of the Company and to effect a short-form merger.

In connection with the Offer, the Company’s Board of Directors (the “Board”) established a special committee (the “Special Committee”) to evaluate the Offer. See Item 4 “The Solicitation or Recommendation—Background of the Offer.” The members of the Special Committee are Juanita P. Baranco and Nick W. Evans, Jr.

Ms. Baranco, 60, has served as a director of the Company since December 2003. She is the executive vice president and chief operating officer of The Baranco Automotive Group, a group of automobile dealerships, where she has been a principal for more than 30 years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. She previously has served on the boards of directors of the Federal Reserve Bank of Atlanta and the John H. Harland Company, and as a member of the Board of Regents of the University System of Georgia.

Mr. Evans, 60, has served as a director of the Company since May 2007. Mr. Evans has served as chairman of ECP Benefits, LLC, a provider of employee benefit solutions, since January 2003, and as a principal with Associated Media Partners since January 2001. Prior to that, he served as president and chief executive officer of Spartan Communications, Inc. from January 1990 through December 2000. He also serves as a member of the board of directors of Bumper2Bumper Media, and the board of trustees of Augusta State University. Mr. Evans is a past chairman of the Television Operators Caucus and a past member of the board of directors of the National Association of Broadcasters.

The Schedule TO states that the address and telephone number of Media and Enterprises’ principal executive office is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, (678) 645-0000.

The Company takes no responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Media or Enterprises, its affiliates, officers or directors, any actions or inactions proposed to be taken by Media or Enterprises or any failure by Media or Enterprises to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest, between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Enterprises or Media or their respective executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Enterprises and Media Share Ownership; Interlocking Directors and Officers.

As of March 31, 2009, Enterprises, through Media, beneficially owned 3,591,954 Shares and 58,733,016 shares of the Company’s Class B Common Stock. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

Of the eight members of the Board, three members also serve as directors and officers of Enterprises: James C. Kennedy is the chairman of the board of directors of Enterprises; G. Dennis Berry is the vice chairman of the board of directors of Enterprises; and, Jimmy W. Hayes is a member of the board of directors of Enterprises and is the president and chief executive officer of Enterprises.

Of the remaining five members of the Board, two members serve as officers of the Company: Robert F. Neil is the president and chief executive officer of the Company and Marc W. Morgan is the executive vice president and chief operating officer of the Company. Another member of the Board, Nicholas D. Trigony, previously served as an officer of a predecessor company to Media.

In addition, each of the Company’s corporate secretary, corporate assistant secretary, and vice president overseeing tax matters also serve in the same respective positions of Enterprises and Media. The Company’s corporate treasurer also serves in the same respective position of Media but not Enterprises.

Director and Officer Ownership of Shares.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. As of March 31, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 321,620 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any unvested restricted shares of Class A common stock (the “Restricted Shares”).

If the directors and executive officers were to tender all of their Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Media, the directors and executive officers would receive an aggregate of $1,222,156 in cash.

As of March 31, 2009, members of the Board beneficially owned in the aggregate 246,598 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. The members of the Special Committee do not own any Shares. As discussed below in Item 4 “The Solicitation or Recommendation—Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) currently intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Director and Officer Stock Options.

As of March 31, 2009, all of the Company’s vested outstanding stock options were exercisable at prices substantially higher than the Offer Price. Accordingly, the Company does not expect holders of vested stock options to exercise their stock options in connection with the Offer. The number of vested stock options held by the directors and executive officers of the Company and the weighted-average exercise price as of March 31, 2009 is set forth below. None of the vested stock options has an exercise price that is less than the Offer Price.

Name of Directors and Executive Officers	Number of Vested Options	Weighted-Average Exercise Price
Robert F. Neil	100,275	$22.91
Marc W. Morgan	404,315	$22.08
Neil O. Johnston	146,713	$20.91
Charles L. Odom	20,283	$21.37

If, following the consummation of the Offer, Media owns at least 90% of the outstanding Shares, it will cause the Company to consummate a short-form merger in which all remaining stockholders would receive the same price per Share as was paid in the Offer, without interest. If the Offer is consummated and Media does not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Class B Common Stock held by Media into Shares would increase Media’s ownership to 90% of the outstanding Shares, then Media may convert a sufficient number of shares of Class B Common Stock to reach the 90% threshold and promptly thereafter consummate a short-form merger under Delaware law.

In the event Media completes a short-form merger after the expiration of the Offer, any person who continues to be a holder of a stock option will have limited ability to sell any Shares obtained through option exercise as Media intends to delist the Company’s Shares from the New York Stock Exchange (“NYSE”) or on any other securities exchange on which the Company’s Shares are listed following the Offer.

Director and Officer Restricted Shares.

Restricted Shares may be tendered only if permitted by the terms of the restricted stock award and all restricted stock awards provide that the Restricted Shares under such restricted stock awards are not transferable. As a result, any Restricted Shares may not be tendered in the Offer. As of March 31, 2009, directors and executive officers of the Company held an aggregate of 58,333 Restricted Shares, of which the members of the Special Committee held in the aggregate 8,726 Restricted Shares.

If Media completes a short-form merger after the expiration of the Offer, Restricted Shares that are not vested will, however, be exchanged for the Offer Price so that each holder of Restricted Shares will receive a cash payment equal to the Offer Price multiplied by the number of Restricted Shares the holder holds less applicable withholding taxes.

Compensation to Members of the Special Committee.

As compensation for services rendered in connection with serving on the Special Committee, Ms. Baranco and Mr. Evans each will receive a one-time fee of $35,000. In addition, each member of the Special Committee will receive a fee of $1,000 for each telephonic and in-person meeting of the Special Committee attended by such member.

Services and Other Transactions with Enterprises.

The Company receives certain management services from, and has entered into certain transactions with, Enterprises. Costs of the management services that are allocated to the Company are based on actual direct costs incurred by the Company or on Enterprises’ estimate of expenses relative to the management services provided to other subsidiaries of Enterprises. The Company believes that these allocations are made on a reasonable basis and that receiving these management services from Enterprises creates cost efficiencies; however, the Company has not conducted a study or made any attempt to obtain quotes from unaffiliated third parties to determine the cost of obtaining such management services from third parties. The management services and transactions described below have been reviewed by the audit committee of the Board, which has determined that such management services and transactions are fair to and in the best interests of the Company.

The Company also receives day-to-day cash management services from Enterprises with settlements of outstanding balances between the Company and Enterprises occurring periodically at market interest rates. As a part of these cash management services, Enterprises transfers funds to cover the Company’s checks presented for payment and the Company records a book overdraft, which is classified as accounts payable in the Company’s accompanying balance sheets. Book overdrafts of $5.9 million and $2.8 million existed at December 31, 2008 and 2007, respectively, as a result of the Company’s checks outstanding.

The amounts due to or from Enterprises are generally due on demand pursuant to the terms of two revolving promissory notes dated December 4, 2003 and represent the net balance of the intercompany transactions. Copies of these revolving promissory notes are collectively filed as Exhibit (e)(1) to this Schedule 14D-9 and are incorporated herein by reference. Amounts due to and from Enterprises accrue interest at either Enterprises’ current commercial paper borrowing rate or at a LIBOR-based rate (1.8% and 6.0% at December 31, 2008 and 2007, respectively), depending upon the Company’s credit rating. Enterprises owed the Company approximately $1.4 million at December 31, 2008, and the Company owed Enterprises approximately $16.6 million at December 31, 2007.

The Company also receives certain management services from Enterprises and Media, including management and financial advisory services, legal, corporate secretarial, tax, internal audit, risk management, purchasing and materials management, employee benefit (including pension plan) administration, fleet, engineering and other support services. Expenses allocated for these services are included in corporate general and administrative expenses in the Company’s Consolidated Statements of Income filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and are incorporated herein by reference. The Company was allocated expenses of approximately $3.4 million, $3.2 million and $3.2 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to these services.

In connection with these management services, the Company reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to the Company under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including the Company. The Company believes such arrangements result in the Company receiving such goods and services at more attractive pricing than the Company could secure on its own.

Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of Enterprises’ affiliates, including the Company. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company indirectly owned by descendants of Governor James M. Cox, the founder of Enterprises, including Mr. Kennedy and his sister, who each own 25% of the insurance company. This insurance company is an insurer and re-insurer on various insurance policies purchased by Enterprises and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on the Company’s loss experience, consistent with standard insurance industry practice. The Company’s portion of these insurance costs was approximately $0.6 million, $0.6 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company’s employees participate in certain Enterprises employee benefit plans and the Company made payments to Enterprises in 2008 for the costs incurred because of such participation, including self-insured employee medical insurance costs of approximately $11.1 million, retiree medical payments of approximately $0.2 million, post-employment benefits of approximately $0.7 million and pension plan payments of approximately $5.9 million. Costs incurred for these items in 2007 and 2006 were self-insured employee medical insurance costs of approximately $10.7 million and $10.5 million, respectively; retiree medical payments of approximately $0.2 and $0.1 million, respectively; post-employment benefits of approximately $0.7 million for each year; and pension plan payments of approximately $6.2 million and $1.1 million, respectively.

The Company’s headquarters building is leased by Enterprises from a partnership that in turn is indirectly owned by descendents of Governor Cox, with an indirect 36% interest held in the aggregate by the children of Mr. Kennedy, and an indirect less than 3% interest held in the aggregate by Mr. Kennedy and his sister. The Company pays rent and certain other occupancy costs to Enterprises for space in Enterprises’ corporate headquarters building. Rent and occupancy expense is allocated based on occupied space. Related rent and occupancy expense was approximately $0.9 million, $0.9 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has entered into lease agreements with Media with respect to studio and tower site properties in Atlanta, Georgia, Dayton, Ohio and Orlando, Florida that are used for the Company’s radio operations in those markets. The annual rental cost in the aggregate was approximately $0.7 million for each of the years ended December 31, 2008, 2007 and 2006.

Cox Search, Inc., a wholly owned subsidiary of Enterprises, from time to time purchases radio advertising from the Company’s Atlanta radio stations at regular commercial rates. The amount purchased was $0.3 million, $0.4 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Television stations located in Atlanta, Georgia and Orlando, Florida, as well as newspaper operations located in Atlanta, Georgia, all owned indirectly by Enterprises, from time to time purchase radio advertising from the Company’s radio stations at regular commercial rates. The aggregate amount purchased was $1.9 million, $1.8 million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company may also, from time to time, purchase advertising at regular commercial rates from television stations located in Atlanta and Orlando owned indirectly by Enterprises. The aggregate amount purchased was $0.3 million, $0.7 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Item 4.	The Solicitation or Recommendation.

Solicitation Recommendation.

The Special Committee has unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee made this determination after carefully considering the Offer, the prospects and value of the Company, and other relevant facts and information, and after discussing such factors with the Special Committee’s outside counsel and financial advisor. The factors that were relied upon by the Special Committee in making its recommendation are described below. See “—Reasons for the Special Committee’s Recommendation.”

Copies of a letter to the Company’s stockholders and a press release communicating the recommendation are filed as Exhibits (a)(2)(A) and (a)(2)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

Prior to September 1996, the Company was an indirect, wholly owned subsidiary of Enterprises. In September 1996, the Company became a publicly-traded company following Enterprises’ spin off of the Company (the “Spin-Off”) and the Shares were listed for trading on the NYSE. Since the Spin-Off, the Company has had two classes of common stock, the Shares and the shares of Class B Common Stock. Each Share is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share voting together as a single class. As of March 31, 2009, Enterprises, through Media, beneficially owned 3,591,954 Shares and 58,733,016 shares of the Company’s Class B Common Stock. As a result of Media’s ownership of the Media Shares, Media holds 97.2% of the voting power of the aggregate outstanding shares of the Company and 78.4% of the aggregate outstanding shares of the Company.

On March 22, 2009, James C. Kennedy, chairman of the Board and chairman of the board of directors of Enterprises, Jimmy W. Hayes, a member of the Board and the chief executive officer, president and a director of Enterprises, and Sanford H. Schwartz, president of Media, telephoned the members of the Board who are not executive officers or directors of Enterprises, including Ms. Baranco and Mr. Evans. Later that day, Jimmy W. Hayes, a member of the Board and the chief executive officer, president and a director of Enterprises, spoke Mr. Evans, a member of the Board, to advise him of the Offer. During their conversation, Mr. Hayes informed Mr. Evans that Ms. Baranco, another member of the Board, and Mr. Evans, neither of whom is a member of management or affiliated with Enterprises or Media, would likely be asked by the Board to serve on the Special Committee to evaluate the Offer because he and Ms. Baranco were the only directors who would have sufficient independence from Enterprises and Media to serve on the Special Committee. During the course of their conversation, Mr. Hayes asked Mr. Evans if he would be willing to serve on the Special Committee if asked by the Board to do so. Mr. Evans stated that he would agree to do so if the Board appointed him to the Special Committee. Mr. Evans then telephoned Mr. Kennedy to inform him that he had received a telephone call from Mr. Hayes regarding the Offer.

Also on March 22, 2009, Mr. Kennedy spoke with Ms. Baranco and advised her of the Offer. During their conversation, Mr. Kennedy informed Ms. Baranco that Mr. Evans and Ms. Baranco would likely be asked by the Board to serve on the Special Committee to evaluate the Offer because she and Mr. Evans were the only directors who would have sufficient independence from Enterprises and Media to serve on the Special Committee. During the course of their conversation, Mr. Kennedy asked Ms. Baranco if she would be willing to serve on the Special Committee if asked by the Board to do so. Ms. Baranco stated that she would agree to do so if the Board appointed her to the Special Committee.

Mr. Evans conferred with Ms. Baranco and determined that they would promptly begin taking actions in an informal manner (with the understanding that the Board would likely formally appoint them as members of special committee) because of the requirement that the Special Committee file and distribute a Schedule 14D-9 containing its position with respect to the Offer within ten business days from March 23, 2009.

That same day, Enterprises sent by e-mail a letter to all of the members of the Board describing the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference. The letter also states that Enterprises is interested only in acquiring the Shares not otherwise owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer.

On March 23, 2009, Enterprises and Media commenced the Offer and issued a press release announcing the commencement of the Offer. The Company issued a press release on March 23, 2009, to confirm its receipt of the Offer, a copy of which is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and incorporated herein by reference.

On the morning of March 23, 2009, Ms. Baranco and Mr. Evans met telephonically with the chief financial officer, corporate secretary, assistant corporate secretary and outside counsel of the Company to discuss the Specials Committee’s hiring of independent legal and financial advisors. The corporate secretary reminded Mr. Evans and Ms. Baranco, that the corporate secretary and assistant corporate secretary are also officers of Enterprises. Later that morning, Ms. Baranco and Mr. Evans received from the corporate secretary and general counsel of the Company, Media and Enterprises, lists of law firms and investment banking firms with which Enterprises, Media or their affiliates has a relationship. Subsequent to receiving these lists from the Company, Ms. Baranco and Mr. Evans met telephonically to discuss these lists and then considered several national law firms not on the list. That evening, Ms. Baranco and Mr. Evans approved the retention of DLA Piper LLP (US) as its independent legal advisor, subject to final conflicts clearance and determined to formalize the engagement of DLA Piper with an engagement letter once the Special Committee was officially formed by the Board.

Between March 23 and March 25, 2009, with the assistance of their outside counsel, Ms. Baranco and Mr. Evans held numerous telephonic meetings relating to organizational matters and their responsibilities as proposed members of the Special Committee. They also began to develop a process to review the Offer. During this time, the Ms. Baranco and Mr. Evans reviewed materials from several investment banking firms and conducted telephonic interviews with representatives from two investment banking firms in an effort to determine which investment banking firm the Special Committee should retain as its independent financial advisor once the Special Committee was officially formed by the Board. These firms discussed with Ms. Baranco and Mr. Evans their relevant experience and the types of valuation methodologies they expected to employ in analyzing the Offer. These firms were not on the list of investment banking firms provided to the Special Committee by the corporate secretary of the Company.

During a telephonic meeting on March 25, 2009, in which outside counsel participated, Ms. Baranco and Mr. Evans discussed at length the merits of several investment banking firms that could act as their financial advisor. At the conclusion of their discussion, Ms. Baranco and Mr. Evans approved the retention of Gleacher Partners LLC (“Gleacher”) as the Special Committee’s financial advisor, subject to reaching an agreement on the terms of its engagement. Before selecting Gleacher, Ms. Baranco and Mr. Evans discussed with their outside counsel the experience and independence of Gleacher to provide independent and objective financial advisory services to the Special Committee. Ms. Baranco and Mr. Evans instructed their outside counsel to negotiate an engagement letter with Gleacher to formalize its retention by the Special Committee once officially formed by the Board.

During another telephonic meeting on March 25, 2009, Ms. Baranco and Mr. Evans discussed with their outside counsel the retention of special Delaware counsel to assist with the legal representation of the Special Committee. Ms. Baranco and Mr. Evans discussed various Delaware law firms with their outside counsel, and based on the recommendation of their outside counsel, Ms. Baranco and Mr. Evans approved the engagement of Richards, Layton & Finger, P.A. as special Delaware counsel.

Between March 24 and March 27, 2009, outside counsel to the Special Committee discussed the role of the Special Committee with respect to the Offer with outside counsel to Enterprises, including whether the Special Committee should have the authority to negotiate the terms of the Offer with Enterprises and Media, following which the terms of the resolutions to be adopted by the Board creating the Special Committee were agreed upon. The Board adopted resolutions that officially formed and approved the Special Committee, its members and its role with respect to the Offer on March 31, 2009, and the Board ratified the Special Committee’s members’ authority to act prior to that date, including retention of their independent legal and financial advisors. The Board authorized the Special Committee to consider the Offer and make a recommendation, whether favorable, unfavorable or neutral, on behalf of the Board to the Company’s stockholders and to take such actions, including the hiring of outside advisors to permit the Special Committee to carry out its responsibilities. The Special Committee was given no other authority, including the authority to negotiate the terms of the Offer. In addition, the Board approved a one-time fee of $35,000 to be paid to each member of the Special Committee for such member’s services on the Special Committee and an additional meeting fee of $1,000 for each telephonic and in-person meeting of the Special Committee that a member attended.

On March 26 and March 27, 2009, Ms. Baranco and Mr. Evans held numerous telephonic meetings with their outside counsel and financial advisor to further develop the process for evaluating the Offer and to determine the information necessary for the Special Committee to complete its evaluation of the Offer.

On March 30, 2009, at the request of the Special Committee’s financial advisor, representatives from Media and Enterprises’ financial advisor, the Special Committee’s financial advisor, the Special Committee’s outside counsel and Media and Enterprises’ outside counsel, met telephonically to clarify one element of the discounted cash flow valuation methodology developed by Media and Enterprises’ financial advisor and that was reflected in the Schedule TO.

Also, that same day, Media and Enterprises’ outside counsel forwarded to the Special Committee’s outside counsel an e-mail correspondence from the chief financial officer of Media, responding to a request from the Company’s chief financial officer, and confirming that the materials that Media and Enterprises’ outside counsel had previously provided to the Special Committee’s outside counsel on March 27, 2009, were, in fact, all the materials that the Company had provided to Enterprises in the ordinary course and that were subsequently used in connection with Enterprises’ planning and preparing the Offer. The correspondence also included Enterprises’ analysis of the number of outstanding shares of Company common stock that was derived from stock holding information provided by the Company in the ordinary course.

On March 31, 2009, the Special Committee, its outside counsel and financial advisor, and members of the Company’s management met telephonically. Gleacher provided the Company with an overview of its report and asked Robert F. Neil, the Company’s president and chief executive officer, and Charles L. Odom, the Company’s chief financial officer, to give the Special Committee an update on the Company’s current results of operations as well as an overview of management’s assumptions and qualifications underlying the projections that management provided to Gleacher. After giving their report to the Special Committee and responding to questions from the Special Committee, Messrs. Neil and Odom were excused from the meeting.

Gleacher then continued to give the Special Committee an overview of its report and its underlying analysis, and responded to questions from the Special Committee. The Special Committee then discussed with its outside counsel certain legal matters related to the Offer.

On April 1, 2009, the Special Committee met in person with its outside counsel and financial advisor. The Special Committee ratified all actions and approvals taken and made by the members of the Special Committee prior to the formal constitution of the Special Committee, including the retention of its independent legal and financial advisors. The Special Committee unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises) and to recommend to the Company’s stockholders (other than Media and Enterprises) that such stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later that day, the Company issued a press release announcing that the Board had officially formed the Special Committee to consider the Offer and that the Special Committee expected to file and distribute a Schedule 14D-9 containing its position with respect to the Offer by April 3, 2009. A copy of the press release is filed as Exhibit (a)(2)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Special Committee’s Recommendation.

In reaching its recommendation that the Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), the Special Committee considered a number of factors, including the following:

Dramatic Change in the Company’s Operating Environment Brought About by Current Economic Conditions. In its deliberations, the Special Committee was keenly aware of the unprecedented contraction in the global and U.S. domestic economies and the dramatic adverse impact of that economic contraction on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and other radio broadcast companies. The Special Committee was informed that current economic conditions had caused advertisers, especially advertisers in the automotive, financial services and home improvement industries, who constitute a significant portion of the Company’s revenues, to reduce significantly their advertising spending, thus having a significant adverse impact on the Company’s revenues, EBITDA and operating cash flow. Management of the Company prepared a forecast in February 2009 (the “February Forecast”) for the remainder of 2009 which reflected estimated EBITDA (as defined below under “—Non-GAAP Financial Measures” of $69 million as compared to actual EBITDA of $132 million and $154 million for fiscal years 2008 and 2007, or 48% and 55% less, respectively. In light of the dramatic decline in the economy which has particularly affected sectors from which the Company derives a substantial portion of its revenues, the Special Committee believes that the decline in the Company’s value is not temporary and, as a consequence, the historical valuations of the Company are no longer reflective of its current intrinsic value. Moreover, while the Special Committee believes that the Company’s operating environment will improve over time, the Special Committee does not believe, based on the financial analyses it reviewed and its own judgment of the economic environment, that it is reasonable to assume that the Company will attain growth rates required to achieve future financial results comparable to the Company’s historical financial results.

Opinion of Financial Advisor. The Special Committee took into account the presentations from its independent financial advisor, Gleacher, and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Offer Price to be received by holders of the Shares (other than Media and Enterprises) in the Offer was fair, from a financial point of view, to such holders (the full text of the Gleacher written opinion, dated April 1, 2009, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and should be read in its entirety). In evaluating Gleacher’s presentation, the Special Committee was aware that Gleacher would receive the fees described under Item 5 of this Schedule 14D-9. The Special Committee concluded, based on its discussion with the Company’s management, that analyses performed by Gleacher based upon or derived from the February Forecast should take into account the possibility that the Company’s performance may be different than that reflected in management’s projections, particularly given the Company’s performance for the first quarter of 2009.

Financial and Business Prospects of the Company and Management’s Projections of Future Performance. The Special Committee considered the projections of the Company’s future performance prepared by the Company’s management and in particular the February Forecast. In this regard, the Special Committee considered the Company’s historical financial performance and how it compared to management’s projections of performance for future periods. The Special Committee also considered management’s opinion of the lower projected growth rates of the Company’s advertising revenues given current global and U.S. domestic economic conditions and prospects for a recovery in the near term and the foreseeable future.

As part of its evaluation of the Offer, the Special Committee asked the Company’s management to provide the Special Committee with an update on the Company’s actual operating performance and financial condition through March 2009. The Company’s management informed the Special Committee that, while the operating environment was stabilizing, the March 2009 results were below what had been projected in the February Forecast. The Special Committee’s assessment of the Company’s ongoing performance for 2009 and beyond, was helpful in placing in context the discounted cash flow analysis prepared by Gleacher (as described under “—Opinion of Financial Advisor” below) and suggested that the market valuation for the Shares would be at the lower end of the range reflected in Gleacher’s analyses and below the Offer Price.

Risk of Default under the Company’s Revolving Line of Credit. Under the Company’s bank revolving credit facility (the “Revolving Credit Facility”), the Company must maintain compliance with certain covenants, including a covenant to maintain a leverage ratio of less than 5.0 times the trailing 12 months operating cash flow. The Special Committee recognized that the Company may not satisfy this leverage ratio covenant by the fourth quarter of 2009 if conditions worsened relative to the February Forecast. The Special Committee also understood that if the Company either breached this leverage ratio covenant or asked its lenders for a waiver of or amendment to the covenant, the Company would likely incur additional significant costs with respect to the Revolving Credit Facility, including additional fees and a higher interest rate, which would adversely impact the Company’s future financial results.

Absence of Alternative Transactions. The Special Committee considered the fact, as confirmed by a letter dated March 22, 2009 to the Board, that Enterprises is interested only in acquiring the Shares not owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer. In light of Enterprises’ intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of the Company’s assets were not alternatives available to the Company. Consequently, the Special Committee considered a transaction with Enterprises or continuing the Company as a publicly-traded company, with Enterprises remaining as controlling stockholder, as the only practical alternatives available. Maintaining the Company as a publicly-traded company meant stockholders only could realize trading values for their Shares and that those trading values were likely to be significantly less than the Offer Price in the near term and also for the foreseeable future given the current operating environment and future prospects for the Company.

Conditions to Consummation. The Special Committee considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of several conditions, including (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by Media or Enterprises or their respective affiliates or the directors and executive officers of the Company, Media or Enterprises (other than the Special Committee members) immediately prior to the expiration of the Offer; and (ii) the waivable condition by Enterprises and Media in their sole discretion that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Class B Common Stock held by Media into Shares on a one-for-one basis.

Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion. The Special Committee believes that Media will effect a prompt consummation of a short-form merger if Media acquires ownership of at least 90% of the Shares pursuant to the Offer. The Special Committee also believes Media’s ability and intent to initiate a “subsequent offering period” after the Shares are first accepted for payment pursuant to the Offer. These measures provide assurances to holders of Shares that such holders may receive the Offer Price in cash for each of their Shares as soon as practicable, even if they choose not to tender their Shares during the “initial offering period.” Consequently, the Special Committee concluded that the non-waivable condition of the Offer that a majority of the minority tender their Shares would permit the holders of a majority of the publicly owned Shares to decide if the Offer should be completed by choosing whether to tender their Shares without coercion or any penalty for not tendering their Shares.

Appraisal Rights. The Special Committee took into consideration the fact that stockholders who do not tender their shares pursuant to the Offer may dissent from the short-form merger (if the merger occurs) and may demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the merger. See Item 8 “—Additional Information—Appraisal Rights” below.

Non-GAAP Financial Measures.

The Company utilizes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) to assess its financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

The non-GAAP financial measures used here are EBITDA and operating cash flow. EBITDA is defined as operating income (loss) plus depreciation and amortization, impairment of intangible assets and net losses on sales of assets. Operating cash flow is defined as EBITDA plus long-term incentive plan expense.

The Company’s management believes that EBITDA and operating cash flow provide management useful data to evaluate the Company’s overall financial condition and operating results. The Company’s management also believes that these measures are useful to an investor in evaluating the Company’s performance, because they are commonly used financial analysis tools for measuring and comparing media companies. EBITDA and operating cash flow should not be considered as alternatives to operating income or net income as an indicator of the Company’s financial performance. Operating cash flow should not be considered an alternative to net cash provided by operating activities as a measure of liquidity. These non-GAAP financial measures may not be comparable to similarly titled measures.

Opinion of Financial Advisor.

Gleacher delivered to the Special Committee its oral opinion on April 1, 2009, subsequently confirmed in writing, to the effect that, as of such date, the Offer Price to be paid in connection with the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

The Special Committee considered a presentation from Gleacher that included detailed analyses, including: (a) an analysis of the premium to be paid by Media in the Offer relative to the Company’s historical prices for the Shares; (b) a discounted cash flow analysis that considered the present aggregate value of the projected free cash flows for the Company, assuming it remained independent and based on projections provided to Gleacher by the Company; (c) a premiums paid analysis that investigated the premiums paid for minority interests in cash transactions in the United States that Gleacher deemed relevant; and (d) selected public company analysis of the current trading multiples of public companies whose operating characteristics or industry focus Gleacher believes resemble those of the Company. In addition, Gleacher discussed with the Special Committee the Company’s current financial covenants and the potential impact of the future cash flows of the Company based on projections provided by the Company on the financial debt covenants of the Company.

In conducting its analyses and arriving at its opinion, Gleacher: (a) reviewed certain publicly available financial statements and other information of the Company; (b) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by Company management; (c) analyzed certain financial forecasts prepared by Company management; (d) discussed the past and current operations and financial condition and the prospects of the Company with Company management; (e) reviewed the reported prices and trading activity for the Shares; (f) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly traded companies and their securities that Gleacher considered comparable to the Company in certain respects; (g) reviewed the financial terms, to the extent publicly available, of certain transactions that Gleacher considered comparable to the Offer in certain respects; (h) reviewed the Schedule TO and certain related documents; and (i) reviewed such other information, performed such other analyses and considered such other factors as Gleacher deemed appropriate.

The summary of such analyses does not purport to be a complete description of the analyses underlying the opinion of Gleacher. In arriving at its opinion, Gleacher did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Gleacher believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Gleacher made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters. Because such estimates are inherently subject to substantial uncertainty, none of the Company, Gleacher or any other person assumes responsibility for their accuracy.

The Gleacher opinion, which is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference, sets forth the procedures followed, assumptions made, matters considered in and the limitations on the review undertaken by Gleacher in providing its opinion. The Company’s stockholders are encouraged to read the opinion of Gleacher carefully and in its entirety. The opinion of Gleacher was addressed to and presented for the benefit of the Special Committee in connection with its consideration of the Offer and is directed only to the fairness from a financial point of view of the consideration to be received by the Company’s stockholders, other than Media and Enterprises, pursuant to the Offer and does not constitute a recommendation as to whether the

Company’s stockholders should accept or reject the Offer. Gleacher was retained to serve as an advisor to the Special Committee and not as an advisor to or agent of the Company, the Board or any of the Company’s stockholders. Its opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or any matter related thereto.

The following is a summary of the material financial analyses used by Gleacher in connection with delivering its opinion to the Special Committee. The financial analyses summarized below include information presented in tabular format. To fully understand the financial analyses used by Gleacher, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Gleacher’s opinion.

Historical Trading Analysis

Gleacher reviewed the historical trading prices and volumes for the Shares for the period from March 20, 2008 to March 20, 2009 (last trading date prior to the commencement of Offer). Gleacher noted the average closing prices for the one month ($4.07), three months ($5.08), six months ($5.88) and one year ($8.75) prior to the commencement of the Offer. Gleacher noted that the Offer Price represents a discount of 70.9% to the highest closing price for that period ($13.05, on May 15, 2008) and a premium of 26.2% over the lowest closing price for that period ($3.01, on March 10, 2009).

Gleacher also reviewed the recent stock price performance of the Shares in comparison to the stock price performance of (i) the S&P 500 Index and (ii) a market capitalization weighted index of selected public companies that Gleacher determined were comparable to the Company in certain respects for a period from March 27, 2008 to March 27, 2009.

The selected public company index includes Entercom Communications, Cumulus Media, Beasley Broadcast, Radio One, Citadel Broadcasting, Emmis Communications, Saga Communications, Salem Communications and Regent Communications (collectively, the “Selected Public Company Index”). No company used in the Selected Public Company Index is identical to the Company because of differences in the business mix, markets served, operations, and other characteristics of the Company and the companies used in the Selected Public Company Index.

The foregoing historical trading analysis was presented to the Special Committee to provide it with background information and perspective with respect to the relative historical share prices and share price performances of the Company.

Discounted Cash Flow Analysis

As part of its analysis and in order to estimate the present value of the Shares, Gleacher prepared a discounted cash flow analysis for the Company for the purpose of determining the equity value per Share. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. The term “present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Gleacher calculated the unlevered free cash flows that the Company expects to generate in fiscal years 2009 through 2013 based upon financial projections prepared by the Company’s management.

Financial Projections ($ in millions)

	2009E	2010E	2011E	2012E	2013E
Operating Cash Flow	$74	$76	$79	$82	$85

Gleacher also calculated the terminal value for the Company by applying, based on guidance from the Company’s management and Gleacher’s judgment and experience, a terminal growth rate ranging from 1% to 3% to the Company’s unlevered free cash flow during the final year of the five-year period ending 2013.

The unlevered free cash flows and the terminal value were then discounted to present value using a range of discount rates from 9% to 12%. The discount rate range was based upon an analysis of the weighted average cost of capital of the Company conducted by Gleacher.

A summary of the implied range of per share prices for the Shares based on the foregoing is set forth below:

	Weighted Average Cost of Capital
Perpetuity Growth Rate	9%	10%	11%	12%
1%	$2.59	$1.81	$1.19	$0.67
2%	3.33	2.37	1.62	1.01
3%	4.32	3.09	2.16	1.43

Minority Interest Premiums Paid Analysis

Gleacher analyzed the consideration to be received by the Company’s stockholders for the Shares in the Offer relative to the Company’s historical prices for the Shares. The following table lists the percentage premium of the Offer Price as compared to the closing prices for the Shares one-day, one-week and four-weeks prior to the commencement of the Offer.

	Premium to Price Prior to Offer (March 23, 2009)
Offer Price	1 Day	1 Week	4 Weeks
$3.80	15.2%	16.9%	(24.9)%

Gleacher reviewed publicly available information with respect to the following selected offers to acquire minority interests made since January 1, 2004 in which the consideration was cash and whereby the acquiror owned more than 50% of the shares of the target prior to the offer:

Date Announced	Target	Acquiror
March 25, 2009	Hearst-Argyle Television	Hearst Corp.
October 22, 2008	Buckeye GP Holdings	ArcLight and Kelso & Co.
March 10, 2008	Nationwide Financial Services	Nationwide
October 23, 2007	Waste Industries USA	Management, Macquarie & GS
August 24, 2007	Hearst-Argyle Television	Hearst Corp.
July 18, 2007	Alfa Corp.	The Mutual Group
February 23, 2007	Great American Financial Res.	American Financial Group
October 9, 2006	NetRatings	VNU Group BV
March 21, 2006	Erie Family Life Insurance Co.	Erie Indemnity
March 17, 2006	William Lyon Homes	General William Lyon
September 1, 2005	7-Eleven, Inc.	Seven-Eleven Japan Co.
April 27, 2005	William Lyon Homes	General William Lyon
April 14, 2005	Rubicon Medical Corp.	Boston Scientific
August 2, 2004	Cox Communications	Cox Enterprises
February 20, 2004	Johnson Outdoors	The Johnson Family

For each transaction, Gleacher analyzed, based on the initial and final offers, the premium offered by the acquiror to the price of the target’s shares one day and four-weeks prior to the initial announcement of the transaction.

A summary of the reference range of premiums in minority interest offers is set forth below:

	Initial Offer Price Premium (Discount) Prior to Offer (March 23, 2009)		Final Offer Price Premium (Discount) Prior to Offer (March 23, 2009)
	1 Day	4 Weeks	1 Day	4 Weeks
Mean	26%	30%	36%	39%
Median	16%	12%	32%	26%
High	95%	147%	95%	147%
Low	6%	(1)%	7%	7%

Selected Public Company Analysis

Using publicly available information, Gleacher reviewed the market values and trading multiples of the Company and the companies used in the Selected Public Company Index. Although the companies used in the Selected Public Company Index were compared to the Company for the purposes of this analysis, no company used in the selected public company analysis is identical to the Company, because of differences between the business mix, markets served, operations, and other characteristics of the Company and the companies used in the Selected Public Company Index.

As part of its selected public company analysis, Gleacher analyzed the selected public companies in terms of their enterprise value, which is their equity market value, plus debt, plus the value of preferred securities and minority interests less cash and cash equivalents. Equity values were based on closing prices as of March 27, 2009. The enterprise values were calculated using two separate methods for the value of debt.

The value of debt was computed on a book and market value basis. The book value of debt is the outstanding debt at face value. The market value of debt is defined as book value of debt multiplied by the most recent trading price for each traded debt instrument. For debt instruments with no available quoted price, estimated market price is equal to the average closing price of the available publicly quoted debt prices of the selected public company universe. Debt prices were based on closing prices as of March 27, 2009.

Gleacher then compared the enterprise values to 2008 actual and 2009 management and market estimates for Revenue and EBITDA. Market estimates are IBES consensus estimates from Bloomberg as of March 23, 2009. The management and market estimates are set forth below ($ in millions):

	2008A	Management Estimate 2009E	Market Estimates 2009E
Revenue	$410	$342	$354
EBITDA	132	69	82

For comparative purposes, all figures were adjusted for unusual and non-recurring items and were calendarized to a December fiscal year end.

A summary of the reference range of market trading multiples is set forth below:

	Book Value of Debt								Market Value of Debt
	EV / Revenue				EV / EBITDA				EV / Revenue				EV / EBITDA
	2008A		2009E		2008A		2009E		2008A		2009E		2008A		2009E
Mean	1.86	x	2.11	x	7.1	x	9.1	x	0.83	x	0.94	x	3.1	x	3.9	x
Median	1.99		2.18		7.1		9.2		0.88		1.02		3.0		4.0
High	2.43		2.62		9.2		16.5		1.31		1.40		4.5		8.6
Low	1.02		1.11		4.3		5.0		0.46		0.50		1.9		2.2
Company @ Offer Price (Management Estimate)	1.69		2.03		5.3		10.1		1.69		2.03		5.3		10.1
Company @ Offer Price (Market Estimate)	1.69		1.96		5.3		8.5		1.69		1.96		5.3		8.5

In evaluating the companies used in the Selected Public Company Index, Gleacher relied on publicly available equity research estimates, which are based in part on judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company, as well as industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected public company data.

Financial Covenants

Gleacher also discussed with the Special Committee the Company’s current financial covenants and the potential impact of the future cash flows of the Company based on projections provided by the Company’s management on certain covenants in the Revolving Credit Facility.

Based on the Company’s current projections, the Company’s projected leverage ratio in the fourth quarter of 2009 (obtained by dividing the net debt of the Company by its last 12 months operating cash flow) will be close to the 5.0 times net debt to operating cash flow covenant limit under the Revolving Credit Facility. If the Company’s leverage ratio exceeds the 5.0 times covenant limit, the Company’s lenders could declare an event of default and exercise the remedies under the Revolving Credit Facility. If an event of default occurs, the Company may incur significant costs and expenses, as a result of amending the Revolving Credit Facility, or otherwise.

Miscellaneous

Pursuant to the terms of the engagement letter dated March 31, 2009, the Special Committee agreed to cause the Company to pay Gleacher a fee upon filing by the Company of this Schedule 14D-9. The Company also agreed under certain circumstances to indemnify Gleacher and related persons against liabilities in connection with its engagement.

The foregoing discussion of the Special Committee’s reasons for its recommendation to accept the Offer is not intended to be exhaustive, but describes all of the material reasons underlying the Special Committee’s recommendation. The Special Committee did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its recommendation. Rather, the Special Committee viewed its recommendation as being based on the totality of the information and factors presented to and considered by the Special Committee.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained Gleacher as its financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. Pursuant to the terms of the engagement, the Special Committee and the Company have agreed to pay Gleacher a financial advisory fee of $1,250,000, payable by the Company upon filing by the Company of this Schedule 14D-9. The Special Committee and the Company have further agreed to reimburse Gleacher for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Gleacher and related persons against certain liabilities relating to or arising out of its engagement.

Except as set forth above, none of the Special Committee, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, or affiliates during the last 60 days, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price per Share	Nature of Transaction
Richard Reis	February 2, 2009	8,866	$5.14	Withholding of Shares (1)
Neil O. Johnston	March 6, 2009	9,842	5.14	Withholding of Shares (1)
Robert F. Neil	March 17, 2009	4,615	3.36	Withholding of Shares (1)

(1)	Represents the Shares withheld by the Company under the Company’s long-term incentive plan to satisfy withholding tax liability incident to the vesting of awards originally issued under such plan.

Name of Person	Transaction Period	Number of Shares Purchased During the Period	Average Price Per Share(1)	Nature of Transaction
Company	February 1, 2009 to February 28, 2009	475,500	$5.30	Company Share Repurchase
Company	March 1, 2009 to March 31, 2009	164,900	$4.59	Company Share Repurchase
Company	April 1, 2009 to April 3, 2009	None	NA	NA

(1)	Purchase price excludes commissions

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 “The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation,” the Special Committee unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer. Except as described in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Media or Enterprises, any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the Offer, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the General Corporation Law of Delaware (“DGCL”), including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

If the Offer closes and the short-form merger occurs, you will be sent a separate notice of merger and appraisal rights, which will explain the steps that need to be taken if you determine to pursue appraisal rights. You do not need to take action now. The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Litigation.

Subsequent to the announcement of the Offer, a total of three civil actions challenging the transactions contemplated by the Offer were commenced, two in the Delaware Chancery Court (the “Delaware Actions”) and one in the Superior Court of Gwinnett County in Georgia (the “Georgia Action” and, together with the Delaware Actions, the “Actions”). One Delaware Action is captioned George Leon v. Cox Radio, Inc., et al., Case No. 4461 (filed March 27, 2009). The other Delaware Action is captioned Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463 (filed March 30, 2009). The Georgia Action is captioned Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9 (filed March 30, 2009). In each Delaware Action, the Company, its nine directors and Enterprises are named as defendants. In one Delaware Action, Media is also named as a defendant. In the Georgia Action, the Company, its nine directors, Enterprises and Media are named as defendants. In each Action, all of the defendants except the Company are accused of having breached their fiduciary duties in connection with the transactions contemplated by the Offer. The Georgia Action also purports to assert various claims derivatively on behalf of the Company against the Company’s directors, as well as a claim derivatively on behalf of the Company against Enterprises for unjust enrichment. Each Delaware Action and the portion of the Georgia Action that is not brought derivatively purport to have been brought on behalf of a class consisting of all of the public stockholders of the Company not affiliated with the defendants. Each Delaware Action seeks to enjoin or rescind the transactions contemplated by the Offer. The Georgia Action seeks to enjoin the transactions contemplated by the Offer. Each Action seeks an award of damages in an unspecified amount. The Special Committee believes that the Actions are without merit. Copies of the complaints described above are filed as Exhibits (a)(5)(D), (a)(5)(E) and (a)(5)(F) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Anti-Takeover and Other Provisions in the Certificate of Incorporation that Could Delay or Deter a Change of Control.

The Company’s certificate of incorporation provides that a special meeting of stockholders may be called only by the Board. The principal effect of this provision is to prevent stockholders from forcing a special meeting. In addition, the Company’s certificate of incorporation provides that any action required by the DGCL to be taken at any annual or special meeting of stockholders, and any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of shares of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, if stockholder action is taken by written consent, the Company, in accordance with the rules and regulations of the Commission, will be required to send each stockholder entitled to vote on the matter voted on, but whose consent was not solicited, a written information statement at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Such information statement will contain information substantially similar to that which would have been contained in a proxy statement complying with Schedule 14A of the Securities Exchange Act of 1934, as amended.

The Company’s certificate of incorporation provides that a stockholder must furnish written notice to the corporate secretary of any nomination or business proposal to be brought before a stockholders meeting not less than 30 nor more than 60 days prior to the meeting as originally scheduled. In the event that less than 40 days’ public notice of a meeting is given by the Company, a stockholder must furnish notice of a nomination or business proposal not later than the close of business on the tenth day following the mailing or the public disclosure of notice of the meeting date. These procedures prohibit last minute attempts by any stockholder to nominate a director or present a business proposal at an annual stockholders meeting.

In addition to Media’s ownership of 97.2% of the voting power of the outstanding shares of the common stock of the Company, which could have the effect of delaying or preventing a change of control of the Company, the provisions set forth above could also have the effect of delaying or deferring a change of control.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include mergers and certain other transactions) with such corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder. The Company’s certificate of incorporation, however, provides that the Company shall not be governed by Section 203 of the DGCL. Therefore, the restrictions of Section 203 are inapplicable to the Offer.

Regulatory Approval.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of Media’s acquisition of the Shares in the Offer.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes “forward-looking” statements, which are statements that relate to our future plans, earnings, objectives, expectations, performance and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include competition within the radio broadcasting industry, advertising demand in our markets, the possibility that advertisers may cancel or postpone schedules in response to political events, competition for audience share, and our ability to generate sufficient cash flow to meet our debt service obligations and finance operations. For a more detailed discussion of these and other risk factors, see the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Item 9.	Exhibits.

Exhibit Number	Description
(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

(a)(5)(C)	Opinion of Financial Advisor.

(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).

(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ Charles L. Odom
Name:	Charles L. Odom
Title:	Chief Financial Officer

Dated: April 3, 2009